EXHIBIT 99.1

Molecular Partners to Regain Global Rights for MP0310 from Amgen

Multi-specific DARPin targeting FAP x 4-1BB presently in Phase 1 clinical trial

ZURICH-SCHLIEREN, Switzerland and CONCORD, Mass., April 26, 2022 (GLOBE NEWSWIRE) -- Ad hoc announcement pursuant to Art. 53 LR:
Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a new class of custom-built protein drugs known as DARPin therapeutics, today announced that Amgen, its collaboration partner for MP0310 (AMG 506), has informed the Company of their decision to return global rights of MP0310 to Molecular Partners following a strategic pipeline review. Molecular Partners is presently conducting a phase 1 study of MP0310 and will look to present full phase 1 data at a scientific conference when available.

“We would like to thank Amgen for a very fruitful collaboration which has led us to the initial clinical findings that an immunostimulatory receptor, such as 4-1BB, can be activated in a localized fashion,” said Patrick Amstutz, Molecular Partners’ CEO. “This collaboration has enabled us to broaden our immuno-oncology expertise, DARPin platform knowledge, and clinical development capabilities which are now being applied across our portfolio. We continue to anticipate the full phase 1 dataset later this year, following which we can begin to explore potential collaborations for the program with new partners.”

MP0310 is a dual-targeted compound, targeting both FAP and 4-1BB, that has the potential to activate T-cells and other immune cells, specifically in the tumor microenvironment, aiming to avoid systemic side effects associated with 4-1BB activation. Given this mode of action, future development will call for combination therapy trials. No additional clinical studies of MP0310 have been planned at this time. Following completion of the ongoing Phase 1 study, the Company will look to initiate discussions with potential collaborators.

The collaboration with Amgen was initiated in December 2018, providing an upfront payment of $50 million to Molecular Partners. Per the terms of the agreement, Molecular Partners is conducting the phase 1 clinical trial of MP310. Under the agreement with Amgen, following Phase 1 data, Amgen would have had the right to progress the program into later stage development, including into combination trials. The phase 1 clinical study was initiated in October 2019 in patients with solid tumors. Initial preliminary data from patient biopsies has demonstrated the potential of MP0310 to colocalize with FAP (fibroblast activation protein) and activate 4-1BB in the tumor microenvironment, after a first dose. A second part of the phase 1 clinical trial was initiated to optimize dosing and to demonstrate sustained activity at later time points. Data from the second part of the trial is pending. The remaining patient cohorts will be treated and followed, per the trial protocol, which is expected to be completed in the second half of 2022.

About Molecular Partners AG
Molecular Partners AG is a clinical-stage biotech company developing DARPin therapeutics, a new class of custom-built protein drugs designed to address challenges current modalities cannot. The Company has formed partnerships with leading pharmaceutical companies to advance DARPin therapeutics in the areas of infectious disease, oncology, and ophthalmology, and has compounds in various stages of clinical and preclinical development across multiple therapeutic areas. www.molecularpartners.com; Find us on Twitter - @MolecularPrtnrs

Cautionary Note Regarding Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates, including expectations regarding timing of clinical trials and clinical trial data, the potential therapeutic and clinical benefits of Molecular Partners’ product candidates and plans with respect to potential third party collaborators. These statements may be identified by words such as “expect”, “may”, “plan”, “potential”, “will”, “would” and similar expressions, and are based on Molecular Partners’ current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from Molecular Partners’ expectations include Molecular Partners’ ongoing and planned clinical trials and preclinical studies for Molecular Partners’ product candidates, including the timing of such trials and studies; the risk that the results of preclinical studies and clinical trials may not be predictive of future results in connection with future clinical trials; the timing of and Molecular Partners’ ability to obtain and maintain regulatory approvals for Molecular Partners’ product candidates; the extent of clinical trials potentially required for Molecular Partners’ product candidates; Molecular Partners’ plans to develop and potentially commercialize Molecular Partners’ product candidates; the clinical utility and ability to achieve market acceptance of Molecular Partners’ product candidates; the potential impact of the COVID-19 pandemic on Molecular Partners’ operations or clinical trials; Molecular Partners’ plans and development of any new indications for Molecular Partners’ product candidates; Molecular Partners’ commercialization, marketing and manufacturing capabilities and strategy; Molecular Partners’ intellectual property position; Molecular Partners’ ability to identify and in-license additional product candidates; Molecular Partners’ reliance on third party partners and collaborators over which we may not always have full control; and other risks and uncertainties that are described in the Risk Factors section of Molecular Partners’ Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 15, 2022, and other filings Molecular Partners makes with the SEC. These documents are available on the Investors page of Molecular Partners’ website at http://www.molecularpartners.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and except to the extent required by law, Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further details, please contact:
Seth Lewis
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Shai Biran, PhD
shai.biran@molecularpartners.com
Tel: +1 978 254 6286

Thomas Schneckenburger, European IR & Media
thomas.schneckenburger@molecularpartners.com
Tel: +41 79 407 9952